UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                 May 5, 2021

  By E-Mail

  Elizabeth Gonzalez-Sussman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

           Re:     Genesco Inc.
                   Revised Preliminary Proxy Statement on Schedule 14A filed by Legion
                      Partners Holdings, LLC, et. al.
                   Filed April 27, 2021
                   File No. 001-03083

  Dear Ms. Gonzalez-Sussman:

           We have reviewed the above-captioned filing, and have the following comments.

  Revised Preliminary Proxy Statement

  Background of the Solicitation, page 5

  1.       Please revise your disclosure stating    the Company now plans to
hold the 2021 Annual
           Meeting in mid-July and that it would announce a specific date at later time, despite having previously announced that the 2021 Annual Meeting would be held on June 24,
           2021, as called for by the Bylaws    to clarify that Article II,
Section I of the bylaws gives
           the board the authority to set a date and time other than the fourth Thursday of June each year.

  Reasons for the Solicitation, page 9

  2.       Please clarify your disclosure on page 12 referring to    various
change-of-control
           scenarios    to describe them.

  Proposal No. 1. Election of Directors, page 16

  3. Refer to the penultimate paragraph of this section on page 23. Please revise your disclosure to clarify which company proxy statement you are referencing, as the company has not yet filed a proxy statement in 2021.
 Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
May 5, 2021
Page 2

      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions